UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 12, 347 Kent Street

Sydney, New South Wales 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On July 1, 2026, the Company issued a press release titled “MMA.INC’s BJJLink Surpasses 17,000 Monthly Active Users, Demonstrating Strong Community Platform Traction” as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 1, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	July 1, 2026	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer